FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For April 7, 2014

Commission File Number:  333-194346

LLOYDS BANKING GROUP PLC
5th Floor
25 Gresham Street
London EC2V 7HN
United Kingdom
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibit List

Exhibit No.	Description
4.1
First Supplemental Indenture to the Capital Securities Indenture between Lloyds Banking Group plc, as Issuer, and The Bank of New York Mellon acting through its London Branch, dated as of April 7, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)

Date:	April 7, 2014	By:	/s/ Vishal Savadia
			Name:	Vishal Savadia
			Title:	Capital Issuance